

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
No Act
P.E. 3-16-07

March 19, 2007

Anuja Anthani Majmudar
Fried, Frank, Harris, Shriver & Jacobson LLP
1001 Pennsylvania Avenue, NW
Washington, DC 20004

Act: 1934
Section: 14A-8
Rule:
Public Availability: 3/19/2007

Re: Northrop Grumman Corporation

Dear Ms. Majmudar:

This is in regard to your letter dated March 16, 2007 concerning the shareholder proposal submitted by Lucian Bebchuk for inclusion in Northrop Grumman's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Northrop Grumman therefore withdraws its January 12, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.


07050050

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

cc: Michael J. Barry
Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801

1133421

Fried, Frank, Harris, Shriver & Jacobson LLP

1001 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: +1.202.639.7000
Fax: +1.202.639.7003
www.friedfrank.com


FRIED FRANK

Direct Line: 202-639-7110
Fax: 202-639-7003

January 12, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Northrop Grumman Corporation – Omission of the Shareholder Proposal of Lucian Bebchuk Pursuant to Rule 14a-8

Ladies and Gentlemen:

As counsel for Northrop Grumman Corporation (the "Company"), a corporation organized and existing under the laws of Delaware, we are writing to request that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") concur with the Company's view that, for the reasons stated below and further detailed in the attached opinion, the shareholder proposal (the "Proposal") and accompanying statement of support received on December 12, 2006 by Lucian Bebchuk (the "Proponent") may be properly omitted from the Company's 2007 proxy materials (the "Proxy Materials") in reliance on Rules 14a-8(i)(1) and 14a-8(i)(2). In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, enclosed are six copies of this letter and its exhibits and a copy of this letter and exhibits is being simultaneously sent to the Proponent informing him of our intention to exclude the Proposal from the Company's 2007 Proxy Materials. Also, pursuant to Rule 14a-8(j), the Company intends to file, with the Securities and Exchange Commission, its definitive proxy statement and form of proxy for the 2007 Annual Meeting no earlier than 80 days after this date.

I. The Proposal

The Proposal, set forth in Exhibit A, states:

> It is hereby RESOLVED that pursuant to Section 109 of the Delaware General Corporation Law, 8 Del. C. 109, and Section 8.04 of the

> Corporation's Bylaws, the Corporation's Bylaws are hereby amended by adding a new Section 3.20 as follows:
>
> **Section 3.20. Stockholder Ratification Required for Certain Director Compensation.**
>
> (a) Notwithstanding any provision in these Bylaws to the contrary, if the Corporation has a stockholder rights plan that has a term exceeding one year and that has not been ratified by the stockholders, then any compensation paid to directors shall require ratification by the stockholders. The Board of Directors may authorize advancing payments to Directors prior to receiving stockholder ratification for such compensation provided that the Corporation takes reasonable steps to ensure that any payments so made be returned to the Corporation in the event that the stockholders to do not ratify such payments at or before the first annual meeting following the date any such payments are made. This provision shall not apply to any Director compensation paid pursuant to contractual agreements entered into prior to the effective date of this Bylaw
>
> (b) A stockholder rights plan refers in this Section to any stockholder rights plan, rights agreement or any other form of "poison pill" that is designed to or has the effect of making an acquisition of large holdings of the Corporation's shares of stock more difficult or expensive
>
> (c) Nothing in this Section should be construed to permit or validate decisions to adopt, retain, or extend stockholder rights plans that would otherwise be prohibited or invalid.
>
> This Bylaw Amendment shall be effective immediately and automatically as of the date it is approved by the vote of stockholders in accordance with Section 8.04 of the Company's Bylaws.

The Proponent's accompanying Supporting Statement to the Proposal is set forth in Exhibit A.

II. Grounds for Omission

The Company believes that the Proposal may be omitted from the 2007 Proxy Materials pursuant to Rules 14a-8(i)(1) and 14a-8(i)(2). The opinion of the Delaware law firm, Morris, Nichols, Arsht & Tunnell LLP, attached hereto as Exhibit B, sets forth a detailed analysis of the relevant Delaware law, and the reasons the Company believes the Proposal should be excluded from its proxy materials. Briefly stated, the Proposal, if adopted, would amend the Company's bylaws in a manner that would unlawfully affect a director's decision on the adoption of a shareholders rights plan by injecting issues pertaining to the unrelated matter of director compensation. We believe that the constraints imposed by the adoption of the Proposal would violate the Delaware General Corporation Law (the "DGCL") and that this makes the Proposal an improper subject for shareholder action.

A. *The Proposal is excludable pursuant to Rule 14a-8(i)(2) because, if adopted by the Company's shareholders, it would violate Delaware law.*

Rule 14a-8(i)(2) permits an issuer to omit a shareholder proposal from its proxy materials if it would, "if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Section 141(a) of the DGCL and the Company's Restated Certificate of Incorporation (the "Certificate") confer authority on the Board to manage the business and affairs of the Corporation. *See* Article SEVENTH of the Certificate, a copy of which is set forth as Exhibit C hereto. The Supreme Court of Delaware has concluded that encompassed within this authority is the power and, indeed, the obligation to set the terms of a shareholders rights plan. Any limitations on this duty may only be accomplished through an amendment to the Certificate which, pursuant to Section 242(b)(1) of the DGCL, requires both a board resolution and shareholder approval. The Proposal, if adopted, would thus be invalid under Delaware law, both because it is a coercive limitation on the Board's management authority and because it would purport to override provisions of the Company's existing Certificate. Shareholder adoption of a bylaw that is inconsistent with the Certificate would violate Section 109(b) of the DGCL. Accordingly, the Proposal would violate state law and is therefore excludable under Rule 14a-8(i)(2).

B. *The Proposal is excludable pursuant to Rule 14a-8(i)(1) because it is an improper subject for action by shareholders under Delaware law.*

Rule 14a-8(i)(1) permits an issuer to exclude a proposal if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Commission further notes that "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." The Proposal is not merely a recommendation, but an attempt to adopt a bylaw which would substantially infringe upon the Board's management authority. If implemented, the Proposal would cause the Company to violate Delaware law and therefore would not be a proper subject for shareholder action. Although Section 141(h) of the DGCL permits a company's bylaws to restrict the director's power to set director compensation, Section 141(a) and the Certificate empower the Board to manage the business and affairs of the Company. By directly linking director compensation to the performance of its managerial duty, the Proposal gratuitously creates a conflict of interest with shareholder interests which would tend to influence the Board in the performance of its fiduciary duties, particularly in protecting the shareholders from an unfair takeover offer. Coercing the Board in this manner would effectively usurp the Board's managerial authority, placing the Proposal outside the realm of proper shareholder action. As a result, the Proposal is also excludable pursuant to Rule 14a-8(i)(1).

III. Conclusion

Based upon the foregoing and the opinion of Morris, Nichols, Arsht & Tunnell LLP set forth in Exhibit B, we respectfully request that the Staff determine that it will not recommend enforcement action if Northrop Grumman Corporation excludes the Proposal from its 2007 Proxy Materials. If you have any questions regarding this matter or require additional information, please contact the undersigned at 202-639-7110. If the Staff does not agree with the conclusions set forth herein, please contact me before you issue any formal written response. Your consideration and prompt attention to this matter is appreciated.

Respectfully submitted,



James H. Schropp
FRIED, FRANK, HARRIS, SHRIVER & JACOBSON

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Telefax (617)-812-0554

December 12, 2006

VIA FACSIMILE AND OVERNIGHT MAIL

John H. Mullan
Corporate Secretary
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, CA 90067

Re: Shareholder Proposal of Lucian Bebchuk

To John H Mullan:

I am the owner of 50 shares of common stock of Northrop Grumman Corporation (the "Company"), which I have continuously held for more than 1 year as of today's date. I intend to continue to hold these securities through the date of the Company's 2007 annual meeting of shareholders.

Pursuant to Rule 14a-8, I enclose herewith a shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Company's 2007 annual meeting of shareholders

Please let me know if you would like to discuss the Proposal or if you have any questions

Sincerely,



Lucian Bebchuk

It is hereby RESOLVED that pursuant to Section 109 of the Delaware General Corporation Law, 8 Del. C. 109, and Section 8.04 of the Corporation's Bylaws, the Corporation's Bylaws are hereby amended by adding a new Section 3 20 as follows:

Section 3.20. Stockholder Ratification Required for Certain Director Compensation.

(a) Notwithstanding any provision in these Bylaws to the contrary, if the Corporation has a stockholder rights plan that has a term exceeding one year and that has not been ratified by the stockholders, then any compensation paid to directors shall require ratification by the stockholders. The Board of Directors may authorize advancing payments to Directors prior to receiving stockholder ratification for such compensation provided that the Corporation takes reasonable steps to ensure that any payments so made be returned to the Corporation in the event that the stockholders to do not ratify such payments at or before the first annual meeting following the date any such payments are made. This provision shall not apply to any Director compensation paid pursuant to contractual agreements entered into prior to the effective date of this Bylaw

(b) A stockholder rights plan refers in this Section to any stockholder rights plan, rights agreement or any other form of "poison pill" that is designed to or has the effect of making an acquisition of large holdings of the Corporation's shares of stock more difficult or expensive

(c) Nothing in this Section should be construed to permit or validate decisions to adopt, retain, or extend stockholder rights plans that would otherwise be prohibited or invalid.

This Bylaw Amendment shall be effective immediately and automatically as of the date it is approved by the vote of stockholders in accordance with Section 8 04 of the Company's Bylaws

SUPPORTING STATEMENT

Statement of Professor Lucian Bebchuk: In my view, while the use of a poison pill without stockholder ratification for a short period could sometimes provide benefits to stockholders, it is generally undesirable for boards to put in place and maintain a poison pill that has a term exceeding one year without stockholder ratification. I believe that subjecting director compensation to stockholder ratification is appropriate in circumstances where the Board elects to maintain without stockholder ratification a poison pill that has a term exceeding one year This arrangement would not preclude the directors from getting appropriate or even high levels of compensation, but would only subject such compensation to stockholder ratification that I believe would be warranted in such circumstances.

Although the proposed arrangement deals with the possibility of Board use of a poison pill that has a term exceeding one year without stockholder ratification, it would in no way encourage or endorse such use. The proposed Bylaw explicitly provides that it should not be construed to permit or validate any decisions to adopt or extend poison pills that otherwise would be prohibited or invalid.

I urge you to vote "yes" to support the adoption of this proposal.

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

January 11, 2007

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, CA 90067

Re: **Stockholder Proposal Submitted By Lucian Bebchuk**

Ladies and Gentlemen:

This letter is in response to your request for our opinion whether a stockholder proposal (the "Proposal") submitted to Northrop Grumman Corporation, a Delaware corporation (the "Company"), by Lucian Bebchuk ("Bebchuk" or the "Proponent"), may be omitted from the Company's proxy statement and form of proxy (the "Proxy Materials") for its 2007 Annual Meeting of Stockholders pursuant to Rule 14a-8(i)(1) or Rule 14a-8(i)(2) under the Securities Exchange Act.

I. The Proposal.

The Proponent asks the stockholders of the Company to amend the Bylaws of the Company (the "Bylaws") to require that all compensation for the Company's directors be subject to ratification by the stockholders from and after any adoption by the Company's Board of Directors (the "Board") of a stockholder rights plan that has a term exceeding one year and that has not been ratified by the stockholders. For purposes of this opinion, we refer to such a rights plan as a "Bebchuk Disfavored Plan." The Proposal would also require that the Board take "reasonable steps to ensure" that any payments made to directors prior to an annual meeting at which compensation must be ratified be returned to the Company if such payments are not approved by the stockholders.[1] In other words, the Proposal calls upon the stockholders to adopt

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[1] In its entirety, the Proposal reads as follows:

> It is hereby RESOLVED that pursuant to Section 109 of the Delaware General Corporation Law, 8 Del. C. 109, and Section 8.04 of the Corporation's Bylaws, the Corporation's Bylaws are hereby amended by adding a new Section 3.20 as follows:
>
> **Section 3.20. Stockholder Ratification Required for Certain Director Compensation.**
>
> (a) Notwithstanding any provision in these Bylaws to the contrary, if the Corporation has a stockholder rights plan that has a term exceeding one year and that has not been ratified by the stockholders, then any compensation paid to directors shall require ratification by the stockholders. The Board of Directors may authorize advancing payments to Directors prior to receiving stockholder ratification for such compensation provided that the Corporation takes reasonable steps to ensure that any payments so made be returned to the Corporation in the event that the stockholders to do not [sic] ratify such payments at or before the first annual meeting following the date any such payments are made. This provision shall not apply to any Director compensation paid pursuant to contractual agreements entered into prior to the effective date of this Bylaw[.]
>
> (b) A stockholder rights plan refers in this Section to any stockholder rights plan, rights agreement or any other form of "poison pill" that is designed to or has the effect of making an acquisition of large holdings of the Corporation's shares of stock more difficult or expensive[.]
>
> (c) Nothing in this Section should be construed to permit or validate decisions to adopt, retain, or extend stockholder rights plans that would otherwise be prohibited or invalid.

(Continued . . .)

a bylaw that would allow future stockholders retroactively to revoke director compensation if the Board adopts a Bebchuk Disfavored Plan.

II. Summary.

Although styled as a bylaw governing director compensation, the proposed bylaw really concerns stockholder rights plans. A rights plan is a corporate instrument that effectively dilutes the economic and voting interest of a would-be acquiror who buys a threshold amount of stock (typically 15% or 20% of the outstanding stock) without prior board approval.[2] A rights plan can prevent a would-be acquiror from buying a company for less than fair value by forcing the acquiror to negotiate with the board. A rights plan also enables directors to fend off hostile acquirors, either to buy time so that the directors can auction the company to the highest bidder, or, in certain circumstances, to allow directors to prevent an acquisition that they believe would not provide the stockholders full value for their stock. On the other hand, if the board of directors favors an acquisition, it may terminate the rights plan at any time. Thus, if an incumbent board that opposes an acquisition is defeated in a proxy contest by a new board that favors an acquisition, the rights plan will be removed and will not block the acquisition. Indeed, even if there is no proxy contest, incumbent directors are bound by their fiduciary duties to terminate a rights plan if it is impeding a transaction that would be in the best interests of stockholders.

(... continued)

This Bylaw Amendment shall be effective immediately and automatically as of the date it is approved by the vote of stockholders in accordance with Section 8[.]04 of the Company's Bylaws.

[2] A rights plan accomplishes this result by allowing all stockholders, except the person who has acquired the threshold stock amount, to buy additional stock at half price.

Although courts carefully review the use by directors of rights plans,[3] the Proponent apparently dislikes the current state of Delaware law, which makes it legally possible for directors to keep a plan in place for periods in excess of one year, whether or not it is approved by stockholders. Instead of supporting candidates for election to the Board who share his views, the Proponent has drafted the Proposal to coerce the Board into accepting his views on rights plans. Under the Proposal, each time the Board must consider whether to implement or maintain a Bebchuk Disfavored Plan, its decision will be subject to undue influence--namely, the wholly unrelated consideration of whether using such a plan will result in the directors having to give back their compensation under the Proponent's "springing" compensation scheme.

The sole purpose of the proposed bylaw is to unduly interfere with the Board's deliberations on whether to adopt a Bebchuk Disfavored Plan, and it is, therefore, in our opinion, consequently invalid as an unreasonable intrusion on the Board's authority to manage the Company. Moreover, because the Proposal asks the stockholders of the Company to use their

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3. The Delaware courts will not permit directors to use a rights plan to deter an offer if their actions are not reasonable under the circumstances. *See City Capital Associates Limited Partnership v. Interco, Inc.*, 551 A.2d 787 (Del. Ch. 1988) (ordering directors to redeem rights where the board had concluded an auction to sell the company and where the results of the auction were so close that one bid could not reasonably be said to be superior to the other bid); *interlocutory appeal dismissed*, *Interco Inc. v. City Capital Associates Limited Partnership*, 556 A.2d 1070 (Del. 1988) (order issued without opinion); *Mills Acquisition Co. v. Macmillan, Inc.*, 1988 WL 108332 (Del. Ch. Oct. 18, 1988) (holding that rights plan should not remain in effect following an auction to sell the company because the bids were so close in price and structure that there was no justification for precluding the stockholders from choosing between them), *rev'd on other grounds*, 559 A.2d 1261 (Del. 1989); *Grand Metropolitan PLC v. Pillsbury Co.*, 558 A.2d 1049 (Del. Ch. 1988) (ordering redemption of rights so that stockholders could choose between an all-cash acquisition offer and a rival restructuring plan proposed by the board).

power to restrict director compensation as a "scare tactic" to coerce the Board's management decisions, it would, in our opinion, be invalid if adopted, because it would contradict the Company's Restated Certificate of Incorporation (the "Certificate"), which empowers only the directors (not the stockholders) to decide whether to adopt a Bebchuk Disfavored Plan. Furthermore, because the Proposal would create a conflict of interest for each and every Company director, who will face a threatened loss of pay each time the Board considers a Bebchuk Disfavored Plan, it contradicts a Delaware policy that encourages directors to avoid conflicts of interest, and is, therefore, in our opinion, invalid on this separate basis. Finally, because the proposed bylaw would enact a compensation scheme that threatens to revoke director pay under circumstances wholly unrelated to director job performance, the proposed bylaw would also, in our opinion, be invalid if adopted because it would significantly hinder the Board's ability to retain current directors and find successors, who, in all likelihood, would be unwilling to serve on the board of directors of a company that may revoke their compensation simply because they made a decision that certain stockholders disfavor.

For these reasons, which are explained in greater detail below, it is our opinion that the Proposal, if adopted by the Company's stockholders, would cause the Company to violate Delaware law, and should therefore be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(2).[4] In addition, because the Proposal, if adopted, would violate Delaware law, it is also

[4] 17 C.F.R. § 240.14a-8(i)(2) (permitting a company to exclude a proposal that would, if implemented, "cause the company to violate any state, federal, or foreign law to which it is subject").

our opinion that the Proposal is not a proper subject for action by the Company's stockholders, and should therefore be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(1).[5]

III. The Proposal, If Adopted, Would Cause The Company To Violate Delaware Law.

A. The Proposed Bylaw Is Invalid Because It Would Unreasonably Interfere With Board Decisions.

In our opinion, the proposed bylaw would be invalid if adopted because it would unreasonably interfere with the Board's decision whether to adopt a Bebchuk Disfavored Plan. Delaware law considers a board's power to adopt and maintain a rights plan as one of the "fundamental" decisions directors must make in exercising their duty, set forth in Section 141(a) of the DGCL,[6] to manage the business and affairs of the corporation.[7] When faced with an acquisition offer, "the directors have the right, even the duty, to adopt defensive measures to defeat a takeover attempt which is perceived as being contrary to the best interests of the corporation and its shareholders." *MacAndrews & Forbes Holdings, Inc. v. Revlon, Inc.*, 501

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5 17 C.F.R. § 240.14a-8(i)(1) (permitting a company to exclude a proposal that "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization").

6 Section 141(a) of the DGCL provides, "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." 8 *Del. C.* § 141(a).

7 *See Quickturn Design Systems, Inc. v. Shapiro*, 721 A.2d 1281, 1291 (Del. 1998) (invalidating a rights plan provision that, under certain circumstances, would have prevented newly elected directors from redeeming the rights provided for in that plan for a six-month period following the directors' election because such provision "would prevent a newly elected board of directors from *completely* discharging its fundamental management duties to the corporation and its stockholders") (emphasis in original).

A.2d 1239, 1247 (Del. Ch. 1985) (citation omitted), *aff'd*, 506 A.2d 173 (Del. 1985).[8] Like any director decision, when the Board is deciding whether to adopt a rights plan, each director owes the stockholders a duty to use his or her "own best judgment" in contributing to the Board's deliberations. *See Quickturn*, 721 A.2d at 1292 (noting that "each" director owes a duty to "exercise his own best judgment on matters coming before the board") (quoting *Abercrombie v. Davies*, 123 A.2d 893, 899 (Del. Ch. 1956), *rev'd on other grounds*, 130 A.2d 338 (Del. 1957)).[9] The Board's good faith judgment with respect to the decision at issue in the Proposal, i.e., whether to enact unilaterally a rights plan that will not expire within a year, is an especially important determination for directors, because the directors are best positioned to assess the value of the Company, and might need to maintain a rights plan for longer than a year to afford the Company time to fully develop business plans that, once implemented, will eventually prove that a given takeover proposal is inadequate.[10]

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[8] *See also Unocal Corporation v. Mesa Petroleum Co.*, 493 A.2d 946, 955 (Del. 1985) (stating that the directors' "duty of care extends to protecting the corporation and its owners from perceived harm whether a threat originates from third parties or other shareholders" and rejecting (at note 10 in that opinion) the proposition that "a board's response to a takeover threat should be a passive one").

[9] *Cf. Lippman v. Kehoe Stenograph Co.*, 95 A. 895, 899 (Del. Ch. 1915) (stating that a director cannot act by proxy at board meetings "because his personal judgment is necessary" in board deliberations).

[10] *See, e.g., Shamrock Holdings, Inc. v. Polaroid Corporation*, 559 A.2d 278 (Del. Ch. 1989) (finding that directors acted reasonably when they took action to deter a hostile acquiror because the company was about to begin trial on a potentially lucrative claim against a third party and the directors were in the best position to assess the value of that claim); *Moore Corporation Limited v. Wallace Computer Services, Inc.*, 907 F.Supp. 1545 (D. Del. 1995) (applying Delaware law and finding that directors acted reasonably in maintaining a rights plan to deter a hostile acquiror because the board was in the

(Continued . . .)

Although the Proposal does not, by its terms, prevent each director from making a judgment whether to adopt a Bebchuk Disfavored Plan, it unreasonably interferes with that judgment by injecting a conflict of interest into the Board's decision[11] and by forcing directors to consider the wholly unrelated matter of director compensation at the same time the Board must formulate a response to a takeover threat. Although there is no reason why the Board need consider director compensation issues at the same time it responds to a takeover threat, the proposed bylaw would force the Board to consider any negative consequences that might arise from triggering the Proponent's alternative compensation scheme.[12] Thus, even if the Company directors were to make a good faith judgment that, absent the proposed bylaw, adopting a Bebchuk Disfavored Plan would be in the best interests of all stockholders, the Board may be influenced not to adopt such a plan if the negative effects of the Proponent's compensation scheme are determined to outweigh the benefits of such a rights plan. By tying director

(... continued)

process of enacting technological advances in the company that, in the board's view, would significantly increase the company's value once fully implemented).

11 The conflict of interest that would be imposed on the directors by the Proposal is discussed in Part III.D of this letter.

12 Certain of these consequences are discussed in Part III.E of this letter. The directors risk breaching their fiduciary duties by ignoring such consequences. *See, e.g.*, *Brehm v. Eisner*, 746 A.2d 244, 259 (Del. 2000) (noting that, to satisfy their fiduciary duty to act with care, "[D]irectors must consider all material information reasonably available" in making decisions); *see also In re The Walt Disney Co. Deriv. Litig.*, 825 A.2d 275, 289 (Del. Ch. 2003) (holding that the stockholder plaintiff alleged facts sufficient to plead a breach of the directors' duty to act in good faith because the complaint suggested that the directors "*consciously and intentionally disregarded their responsibilities*, adopting a 'we don't care about the risks' attitude concerning a material corporate decision") (emphasis in original).

compensation to a specific decision whether to adopt a Bebchuk Disfavored Plan, the Proponent might change the Board's decision on the duration of a given rights plan.[13]

Under Delaware law, a bylaw that seeks to limit the functioning of the Board must be reasonable, even if it is a stockholder-adopted bylaw. *See Frantz Manufacturing Co. v. EAC Industries*, 501 A.2d 401, 407 (Del. 1985) (reviewing the reasonableness of bylaws requiring, among other things, unanimous director attendance for a quorum at meetings and unanimous approval for director actions, and finding such bylaws reasonable because they were adopted by a majority stockholder who acted to prevent the board from adversely affecting such stockholder's rights).[14] The Delaware Supreme Court has invalidated bylaws that were "so pervasive as to intrude upon fundamental stockholder rights guaranteed by statute." *See, e.g., Datapoint Corp. v. Plaza Securities Co.*, 496 A.2d 1031, 1036 (Del. 1985) (declaring invalid a

[13] It is easy to imagine a scenario where the proposed bylaw would change the Board's decision in this manner. For example, the Board might need to adopt a rights plan in response to a bid to acquire the Company. Absent the proposed bylaw, the Board might want to adopt a Bebchuk Disfavored Plan because the Board wishes to undertake a process to explore strategic alternatives that might take longer than a year to complete. However, if the proposed bylaw were adopted, the Board might reasonably conclude that the adoption of such a Bebchuk Disfavored Plan is not, on balance, in the Company's best interests--because, if the Proponent's compensation scheme applies, directors might resign from the Board since they risk receiving no pay for the substantial amount of time they would spend overseeing the sale process. The directors might also be concerned that it would be difficult to attract new directors following such resignations because the compensation scheme would deter candidates, particularly during a period in which the Company is seeking to sell itself. These considerations (which would be legitimate concerns for the Board if the proposed bylaw were adopted) could tip the scale in favor of not adopting a Bebchuk Disfavored Plan. Indeed, this is the purpose of the Proposal.

[14] *See also Hollinger International, Inc. v. Black*, 844 A.2d 1022, 1080 (Del. Ch. 2004) ("In *Frantz*, the Supreme Court . . . reviewed bylaw amendments undertaken by the majority stockholder to ensure that they were not inconsistent with any rule of common law and were reasonable in application."), *aff'd*, 872 A.2d 559 (Del. 2005).

bylaw that would have delayed the effective date of stockholder action by written consent). Here, the proposed bylaw would similarly "pervasive[ly] intrude" on the Board's fundamental "right" and "duty" (*see Revlon*, *supra*) to respond to a takeover threat by forcing it to consider wholly unrelated issues concerning director compensation. By interfering with the Board's deliberations, the proposed bylaw would also adversely affect the rights of the Company stockholders, who are entitled to the Board's best judgment on whether a Bebchuk Disfavored Plan should be adopted.

The Proponent has moved far beyond the limit of any bylaw that could legitimately affect the Board's power to manage the Company by attempting to use director compensation as a means to interject his own views into the Board's deliberations on rights plans. In contrast to the current Proposal, for example, the Proponent recently asked the stockholders of CA, Inc. to adopt a bylaw that, among other things, would have required the CA board to renew annually a rights plan by a unanimous director vote unless the plan were approved by the stockholders. The Proponent asked the Delaware Court of Chancery for a declaratory judgment holding that the bylaw was valid under Delaware law, but the Court declined to reach the issue and noted that "it is not necessarily clear that a bylaw limiting the duration of a board-authorized rights plan is either facially illegal as an unauthorized impingement upon the board's powers under the DGCL or an unreasonable intrusion into the board's exercise of its fiduciary duties." *Bebchuk v. CA, Inc.*, 902 A.2d 737, 742-43 (Del. Ch. 2006).[15]

Even if the proposal at issue in the CA litigation were valid, it would provide no support for the Proponent's present attempt to coerce director decisions through the Proposal. With respect to the proposal in *CA*, the Proponent did not ask the stockholders to adopt a bylaw that would actually coerce each director's judgment on whether a Bebchuk Disfavored Plan is advisable. Indeed, if the proposal in *CA* were valid and adopted by the CA stockholders, it would still allow one or more directors to make a judgment that a rights plan should be extended beyond a one-year term, and those directors could urge the stockholders to adopt that rights plan even if all of the directors failed to agree unanimously to renew it. In contrast, if the Proposal were adopted and the Board never adopted a Bebchuk Disfavored Plan, the stockholders would be left to wonder whether the Board would have reached the same decision had it not been forced to consider the consequences of the Proponent's compensation scheme. Practitioners and commentators may disagree over the extent to which stockholders may use bylaws like the CA proposal to limit the power of the board to take action that they believe is in a company's best interests, but it is clear that Delaware law demands that when a director makes a decision, that decision should represent his or her own best, independent judgment based on the merits of the issue, unimpeded by extraneous considerations of director compensation and potential conflicts of interest.

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15 The Court declined to rule on the validity of the proposed bylaw because, among other reasons, the stockholders had not yet voted on it. *Id.* at 741. The CA stockholders rejected the Proponent's proposal at CA's 2006 annual meeting.

B. The Proposal Is Invalid Because It Contradicts The Certificate.

Article SEVENTH of the Certificate specifies that "[t]he business and affairs of the Corporation shall be managed by and under the direction of the Board of Directors." The Delaware courts have interpreted nearly identical language in Section 141(a) of the DGCL[16] to mean that the directors are empowered to adopt rights plans.[17] As noted above, the Supreme Court of Delaware has referred to the decision whether to terminate a rights plan as one of the "fundamental management duties" that directors owe the corporation.[18] In addition, by expressly vesting managerial power only in the Board, the drafters of the Certificate have signaled an intent to require that limitations on that power must be accomplished through an amendment to the Certificate, which requires Board and Company stockholder approval. *See* 8 *Del. C.* § 242(b)(1) (amendments to the certificate of incorporation must be approved by the directors and then by the stockholders). Any bylaw that purports to limit, or even reserve for the stockholders, the Board's power to adopt or maintain a rights plan is, in our opinion, invalid because it would be inconsistent with the Certificate.[19] *See* 8 *Del. C.* § 109(b) (bylaws may contain any provision "not inconsistent with law or with the certificate of incorporation").[20]

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16 *See* note 6, *supra*.

17 *See Moran v. Household International, Inc.*, 500 A.2d 1346, 1353 (Del. 1985) (holding that, in addition to Section 157 of the DGCL (which empowers directors to set the terms of rights to buy stock), the "inherent powers of the Board conferred by [Section 141(a)] . . . concerning the management of the corporation's business and *affairs*" provides the Board authority to enact a rights plan) (emphasis in original).

18 *See Quickturn*, note 7, *supra*.

19 We recognize that the Proponent and his counsel have, in the past, relied on non-binding *dicta* from the Delaware Court of Chancery's decision in *UniSuper Ltd. v. News Corporation*, 2005 WL 3529317 (Del. Ch. Dec. 20, 2005), to assert that the stockholders

(Continued . . .)

The Proponent is likely aware that he cannot directly limit the Board's power, because he has not submitted to the Company a proposal that simply tries to prohibit adoption of

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(... continued)

can freely limit director power. In that decision, the Chancellor held that *assuming* the directors in that case entered into a binding, irrevocable agreement to submit a rights plan for stockholder approval, such an agreement would not, in his view, be unenforceable as a matter of law. In reaching his decision, the Chancellor supported his conclusion by comparing directors to "agents" who take instructions from the stockholders, who were compared to "principals" of the corporation. *Id.* at *6 & *8.

UniSuper does not inform the analysis of whether the Proposal is invalid because the Board has not agreed to submit rights plans to stockholder approval. Moreover, if the Proponent attempted to justify his Proposal as merely providing instructions to the Board, as if the directors were his "agents," his analogy would be misplaced, because the Delaware Supreme Court has stated that directors are *not* agents of the Company. *See Arnold v. Soc'y for Savs. Bancorp, Inc.*, 678 A.2d 533, 539-40 (Del. 1996) ("Directors, in the ordinary course of their service as directors, do not act as agents of the corporation. . . . The board of directors of a corporation is charged with the ultimate responsibility to manage or direct the management of the business and affairs of the corporation. . . . It would be an analytical anomaly, therefore, to treat corporate directors as *agents* of the corporation when they are acting as *fiduciaries* of the stockholders in managing the business and affairs of the corporation.") (emphasis in original) (citations omitted). *See also Paramount Communications Inc. v. Time Inc.*, 1989 WL 79880, at *30 (Del. Ch. July 14, 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares. In fact, directors, not shareholders, are charged with the duty to manage the firm."), *aff'd*, 571 A.2d 1140 (Del. 1989).

[20] The Bylaws contain language, similar to Article SEVENTH, which acknowledges the Board's exclusive power to manage the Company. *See* Bylaws, § 3.01 ("The business and affairs of the Corporation shall be managed by and be under the direction of the Board of Directors."). We note that the same Bylaw provision also states that the Board "shall exercise all the powers of the Corporation, except those that are conferred upon or reserved to the stockholders by statute, the Certificate or these Bylaws." *Id.* Although the Bylaws allow powers of the "Corporation" to be "reserved" to stockholders, we note that the Bylaws cannot reserve managerial power for the stockholders, because such a bylaw provision would be inconsistent with the Certificate. *See* 8 *Del. C.* § 109(b), *supra*.

a Bebchuk Disfavored Plan.[21] Instead, the Proponent is trying to accomplish this limit on Board power indirectly and through subterfuge, by couching it in terms of director compensation, which, under Delaware law, the stockholders can regulate through the bylaws. *See* 8 *Del. C.* § 141(h).[22]

The text of the Proposal reveals, however, that as a practical matter it has nothing to do with compensation and instead concerns the Board's power to adopt rights plans. One hardly needs to read between the lines to get the real message that the proposed bylaw would send to the Board: "If you adopt a Bebchuk Disfavored Plan, you may not be paid for your work

21 Commentators disagree on whether a bylaw can limit, in any respect, the directors' power to adopt and maintain a rights plan. The Delaware Court of Chancery recently recognized this uncertainty in *CA, Inc.*, which is discussed in Part III.A of this letter. Another Vice Chancellor observed, in *Jones Apparel Group, Inc. v. Maxwell Shoe Co.*, 883 A.2d 837, 846-47 (Del. Ch. 2004), that this uncertainty arises because Section 141(a) of the DGCL permits limitations on board authority to be established "as provided" in the DGCL, and, in turn, because a provision of the DGCL, Section 109(b), permits stockholders to adopt bylaws that "contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees." 8 *Del. C.* § 109(b). We note, however, that this perceived tension between Sections 141(a) and 109(b) is not an issue for the Company because the Certificate specifies that only the directors shall manage the business and affairs of the Company. Any bylaw that contradicts this provision would be void because the Bylaws may not contradict the Certificate. *See id.* Interestingly, the CA certificate contained language similar to Article SEVENTH, but the Court did not discuss this provision in its remarks on the CA proposal.

22 Section 141(h) of the DGCL provides, "Unless otherwise restricted by the certificate of incorporation or bylaws, the board of directors shall have the authority to fix the compensation of directors." 8 *Del. C.* § 141(h).

as a director this year, and you won't know whether or to what extent you will be compensated in future years until you terminate that plan."[23]

The Proponent's attempt to end run the Board's power to adopt rights plans under the guise of director compensation is invalid. In our opinion, a Delaware court would not allow the Proponent to circumvent Article SEVENTH on the premise that such provision does not expressly prohibit threats intended to deprive the Board of its managerial authority.

Although the Delaware courts have noted that "every reasonable effort should be made to reconcile" a bylaw provision with the certificate of incorporation, *see, e.g.*, *Essential Enterprises Corp. v. Automatic Steel Products*, 159 A.2d 288, 289 (Del. Ch. 1960), the Delaware courts will not read certificate of incorporation provisions so narrowly that they would permit the adoption of bylaws that are inconsistent with either the letter or the spirit of the certificate. In *Phillips v. Insituform of North America, Inc.*, for example, the Delaware Court of Chancery preliminarily enjoined the operation of facially valid bylaws under the principle that "[i]t is, of course, elementary that by-laws may not produce effects inconsistent with the plan of corporate governance envisioned by the charter." 1987 WL 16285 (Del. Ch. Aug. 27, 1987) at *9. The certificate of incorporation at issue in *Insituform* specified that a majority of directors were elected by the holders of Class B stock and a minority of the directors were elected by the

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[23] To the extent the Proponent has tried to conceal this threat by noting, in the supporting statement of his Proposal, that the stockholders could award directors fair compensation if director pay is submitted for stockholder approval, his threat is thinly veiled at best. The second sentence of the proposed bylaw, which requires directors to adopt procedures enabling the stockholders to require the directors to return *any* advances made to them prior to stockholder ratification, is a blunt reminder that the directors might receive *no* compensation after they adopt a Bebchuk Disfavored Plan.

holders of Class A stock. When the incumbent directors adopted bylaws that, among other things, effectively required unanimous Class A director approval for board actions and established an executive committee controlled by the Class A directors, the Chancellor determined, on a motion for preliminary injunction, that the bylaws would likely be invalid because, among other reasons, "a realistic evaluation leads to the conclusion that a fundamental shift in the allocation of power between the A shareholders and the B shareholders has taken place and that new arrangement is inconsistent with what would have been the reasonable understanding of the effect of the provisions of the certificate," which envisioned the Class B stockholders electing directors who would control the board. *Id.* at *10.[24]

In another decision, *Oberly v. Kirby*, the Delaware Supreme Court interpreted a certificate of incorporation provision broadly to prohibit the adoption of a bylaw that was inconsistent with the overall governance structure set forth in the certificate. 592 A.2d 445 (Del. 1991). The certificate of incorporation at issue there required that directors be elected by members of the company, which was a non-stock, membership foundation. The certificate of incorporation authorized the adoption of bylaws that governed "admission to membership." *Id.* at 458. The directors attempted to use that authority to adopt a bylaw providing that only

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[24] In *Insituform*, Chancellor Allen cited an earlier decision from the Delaware Court of Chancery, *Essential Enterprises Corp. v. Automatic Steel Products*, where Chancellor Seitz invalidated a bylaw purporting to allow stockholders to remove directors without cause by concluding that it was inconsistent with the certificate of incorporation provision providing for election of directors to three-year terms. 159 A.2d at 291. Although the certificate did not expressly forbid director removal without cause, the Court reasoned that the certificate and the applicable statute authorizing such certificate provisions "visualized" directors serving "full" three-year terms, not terms of "up to three years," and, therefore, to permit without cause removal in the bylaws "would frustrate the purpose behind the provision for staggered [three-year] terms." *Id.* at 290-91.

directors were qualified to serve as members, which would have had the effect of removing certain members and causing certain directors to become new members. The Court held that, although the proposed bylaw requiring directors to be members was "cast in neutral-sounding language," it was invalid because "it was clearly designed to remove certain [non-director] individuals from membership and replace them with others . . . [and therefore] is directly in conflict with the election mechanism" established in the certificate. *Id.* at 459. Although the admissions criteria set forth in the invalidated bylaw were not expressly prohibited by the certificate, they were invalid because they were "inconsistent with the overall structure" of the corporation, which envisioned only members electing directors, not directors electing and removing members. *Id.* at 458.

The proposed bylaw would similarly "frustrate" the "overall structure" and the "purpose" of Article SEVENTH of the Certificate. Although cast in what is no doubt intended as "neutral sounding language" (as the Court said in *Oberly*), the proposed bylaw intends to use the power to regulate compensation as a vehicle to burden, and substantially undermine, the Board's managerial power under Article SEVENTH. Much like the bylaws questioned in *Insituform*, the Proposal seeks adoption of a bylaw that will lead to a "fundamental shift in the allocation of power" between the directors and the stockholders. Were the Proposal valid, virtually every decision subject to Board approval could be undermined by a bylaw that threatens to revoke director compensation for making that decision. Therefore, the Proposal is, in our opinion, inconsistent with the overall managerial structure envisioned by the Certificate.

C. *The Proposal Is Invalid Because It Represents An Inequitable Use Of The Power To Regulate Director Compensation.*

The proposed bylaw cannot be saved from invalidation simply because the Proponent has styled it as a bylaw purporting to regulate director compensation. Although the Company stockholders are permitted to adopt bylaws regarding director compensation under Section 141(h) of the DGCL, the Proposal has almost nothing to do with compensation. Indeed, if the Proponent has even the slightest objection to the Company's current compensation scheme, he does not seek to address such objection in the Proposal because, by its terms, the Board will continue to exercise a free hand over compensation unless the Board adopts a Bebchuk Disfavored Plan.

We believe a court applying Delaware law would look beyond the facial reference to director compensation to see the true intent of the Proposal: to interfere with the directors' managerial authority and thereby undermine the power vested in directors by the Certificate. Even though it is legally possible to adopt a bylaw that restricts director compensation, "inequitable action does not become permissible simply because it is legally possible." *Hollinger*, 844 A.2d at 1081.

As recently as 2004, in *Hollinger*, the Delaware Court of Chancery invalidated stockholder-adopted bylaws that "were clearly adopted for an inequitable purpose and [that] have an inequitable effect." *Id.* at 1080. In *Hollinger,* the Court invalidated bylaws that, if valid, would have prevented the directors from making decisions to facilitate a sale of the entire company. The bylaws at issue required, among other things, unanimous attendance of directors to constitute a quorum and to require unanimous approval for certain decisions. Like the stockholders' power to regulate compensation through the bylaws, the bylaws at issue in

Hollinger were legally permissible under the DGCL. *See* 8 *Del. C.* § 141(b). Nevertheless, the Court held that these bylaws were invalid because they were adopted by a majority stockholder who earlier promised to support a sale of the company, and these bylaws were an attempt to circumvent that promise (since the unanimous quorum and voting requirements could enable that stockholder, who was also a director, to veto any board action that might facilitate the sale process). In other words, the bylaws were invalid because they were an attempt to "end-run" the majority stockholder's commitment to support a sale of the company (*Id.* at 1081), and the Court invalidated the bylaws to prevent the majority stockholder from "inequitably disabling the . . . board from taking effective action at the board level that is within the authority granted to the board by § 141 and other provisions of the DGCL." *Id.* at 1082.

The Company's stockholders are entitled to the protections of Article SEVENTH and Section 141(a) of the DGCL to the same extent the minority stockholders and directors in *Hollinger* were entitled to rely on the promise that Hollinger's majority stockholder would support a sale of the company. The Certificate sets forth, and Delaware law requires, a governance system in which decisions are made by fiduciaries who make good faith judgments about what is best for the Company. The Proposal would unfairly subvert the Board's managerial power through a compensation scheme that attempts to force the Board's hand on rights plans. Indeed, if the Proponent's proposal were valid, the same format could be used to coerce the directors into making countless management decisions, including decisions that benefit only certain stockholders or that clearly disadvantage other stockholders. A group of stockholders might, for example, adopt a bylaw that would revoke all director compensation if the directors do not buy back certain named stockholders' shares at an exorbitant premium, or the stockholders might adopt a bylaw that would revoke director compensation if the directors do not support a sale of the Company. Like the Proposal, such bylaws are impermissible because they have nothing to do with director compensation, and are intended only to strong-arm the Board into making decisions that cater to the preferences of certain stockholders, and thus preempt the authority of the Board to manage the business and affairs of the Company.

D. The Proposal Is Invalid Because It Creates A Conflict Of Interest For Directors.

The Proponent's compensation scheme forces the directors to consider the real possibility that they will lose some or all of their compensation if they adopt a Bebchuk Disfavored Plan. Thus, by its terms, the Proposal is structured to create a conflict of interest between the directors and the stockholders each time the Board considers adopting a rights plan.

Under Delaware law, stockholders are entitled to the benefit of director decisions that are made solely in the company's best interest. *See, e.g.*, *Guth v. Loft, Inc.*, 5 A.2d 503, 510 (Del. 1939) ("Corporate officers and directors are not permitted to use their position of trust and confidence to further their private interests. . . . The [public policy] rule that requires an undivided and unselfish loyalty to the corporation demands that there shall be no conflict between duty and self-interest."). Both the Delaware legislature and the Delaware courts have attempted to further this principle by enacting statutes and common law rules that encourage directors to abstain from board decisions that implicate their own self interest.[25] This policy of

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[25] For example, Section 144 of the DGCL provides that a conflict transaction between a director and the corporation will not be voidable solely because of that interest if the transaction is approved by fully informed, disinterested directors. 8 *Del. C.* § 144(a)(1). The business judgment rule, which presumes that directors have aced in good faith and in accordance with the best interests of the Company, may be invoked by directors only if,

(Continued . . .)

director abstention reassures stockholders by encouraging directors to avoid the appearance of impropriety in their decisions, and may also reassure a court that it can trust the directors' decisions rather than engage in a lengthy determination of whether an interested director decision is fair to the company.[26]

The Proposal is invalid because it contradicts this policy of encouraging abstention and is therefore unreasonable. *See In re Osteopathic Hospital Association of Delaware*, 191 A.2d 333, 336 (Del. Ch. 1963) ("It is accepted law that a by-law which is unreasonable, unlawful, or contrary to public policy may be declared void though adopted by legitimate procedures.") (citations omitted), *aff'd*, 195 A.2d 759 (Del. 1963). In fact, abstention is not an option under the Proposal, because each director's compensation is at risk when the Board decides whether to adopt a Bebchuk Disfavored Plan. Presumably, the directors will ignore their own self interest and act in the best interests of the Company. The stockholders and

(... continued)

among other conditions, the decision at issue is approved by a majority of disinterested directors. *Aronson v. Lewis*, 473 A.2d 805, 812 (Del. 1984). When a controlling stockholder wishes to effect a "cash out" merger to buy the minority stockholders' interest in a company, the controlling stockholder can, instead of bearing the burden of proving the transaction was fair, shift to a plaintiff stockholder the burden of proving that the transaction was unfair to the minority if a committee of independent directors bargains with the controlling stockholder and approves the transaction. *See Kahn v. Lynch Communication Systems, Inc.*, 638 A.2d 1110 (Del. 1994). These are just a few examples of the instances where Delaware law has encouraged directors to place decisions in the hands of disinterested directors.

26 If a court determines that a decision is not approved by a majority of disinterested and independent directors, the court will inquire whether the decision at issue is entirely fair to the company. *See, e.g.*, *Krasner v. Moffett*, 826 A.2d 277, 287 (Del. 2003).

a court reviewing the Board's decision could never be certain of this, however.[27] Rather, by enacting the Proposal, a Board's decision not to adopt a Bebchuk Disfavored Plan would always be subject to challenge as an interested decision, because the directors cannot avoid the conflict imposed by the very nature (and purpose) of the Proponent's bylaw.[28]

E. The Proposed Bylaw Is Invalid Because It Will Interfere With The Board's Ability To Attract New Directors.

By providing a mechanism that entirely deprives directors of compensation, it is also our opinion that the proposed bylaw unreasonably interferes with the Board's ability to manage the Company because the bylaw would hinder the Board's efforts to retain its current directors and attract new directors in the future. As noted above, a Delaware court would test the reasonableness of the proposed bylaw by evaluating, among other things, whether it unduly interferes with the proper functioning of the Board. *See Frantz, supra.* One of the key functions of a board of directors is to find new director nominees to carry on the governance of the corporation.[29]

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27 Although the receipt of director fees is not generally considered to be a material interest that would cause a court to doubt a director's disinterestedness and independence, *see In re the Limited, Inc. Shareholders Litigation*, 2002 WL 537692, at *5 (Del. Ch. Mar 27, 2002), a court might conclude that the potential revocation of *all* director compensation for a given time period could be a material interest that raises questions about a director's impartiality. In other words, the prospect of having to essentially provide director services for free (if the stockholders revoke director compensation) may materially influence a Board decision whether to adopt a Bebchuk Disfavored Plan.

28 The Board could avoid this potential conflict only by amending the Bylaws to eliminate the Proponent's compensation scheme. However, such an amendment, in itself, could be challenged as a self-interested decision.

29 For example, we understand that all of the current directors were identified and nominated by the Board.

The recent trend in corporate governance has been to increase the responsibilities of directors.[30] The ability to find new talent is an ever greater concern for public corporations.[31] That task will become even more difficult for the Board if the proposed bylaw were adopted because it would require new directors to enter into compensation arrangements where their entire pay could be revoked if the Board implements a Bebchuk Disfavored Plan.

Directors will not work for free. The proposed bylaw will significantly handicap the Board's efforts to find new director talent if prospective candidates must assent to being

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30 The Corporate Director's Guidebook notes that

> All directors are expected to devote substantial time and attention to their responsibilities--enough time to permit the directors to prepare for and attend meetings of the board and board committees and to stay informed about the corporation's business performance and competitive position in the marketplace. While the time commitment varies considerably, depending on the size and complexity of the enterprise and the issues being addressed, in general the time required of directors of public companies has increased substantially in recent years as new responsibilities have been added for independent directors, particularly for members of the audit committee. It is not uncommon for a director's total time commitment to involve 200 hours or more a year, for meeting preparation, travel, meeting attendance, informal consultation with other board members and management, and regular review of materials to keep up with corporate developments.

Corporate Director's Guidebook, § 3(E) 4th Ed.

31 *See*, *e.g.*, M.T. Burr, "Securing the Boardroom," *Corporate Legal Times*, (June 2005) (noting that, in light of governance scandals and new regulations, "directors now shoulder a heavier burden for reviewing and approving a wide range of company decisions . . . but along with these greater responsibilities, directors also face the prospects of greater risks [of personal liability] and that is making it more difficult for companies to staff their boardrooms with top-tier talent").

punished (through revocation of their pay) if the Board makes a decision disfavored by certain stockholders.

In summary, in our opinion, the proposed Bylaw is simply unreasonable as a matter of law. If adopted, the Board's decision whether to adopt a Bebchuk Disfavored Plan will be influenced by the negative effects of this bizarre compensation scheme and quite possibly by a natural concern of directors that they may not be paid for the time they have invested in the Company. None of these considerations should be brought to bear on the decision whether to adopt a rights plan--in fact, the only reason to introduce these issues into the Board's deliberations is to force it to refrain from adopting a Bebchuk Disfavored Plan.

Under Delaware law, decisions are supposed to be made on the merits of a particular issue, and a court will not honor decisions that are the product of coercion, i.e., a decision forced on the corporate decision-maker for reasons other than the merits of the issue at hand. *Cf. Lynch,* 638 A.2d at 1120-21 (declining to accord weight to a recommendation by independent directors to support a transaction between the company and a controlling stockholder because that stockholder threatened to harm the company if the transaction were not approved); *Williams v. Geier*, 671 A.2d 1368, 1382-83 (Del. 1996) (noting that stockholder approval of a transaction may be nullified if the stockholders were coerced into voting for it "for some reason other than the merits of that transaction") (citations omitted). If the Proponent wants his views on rights plans to impact the Board's decisions, he should run for election as a Company director. Otherwise, he has no right to attempt to force the directors into making a decision he favors by tying extraneous compensation issues to rights plans.

IV. The Proposal Is Not A Proper Subject For Stockholder Action Under Delaware Law.

Because the Proposal, if implemented, would cause the Company to violate Delaware law, as explained in Part III of this letter, it is also our opinion that the Proposal is not a proper subject for stockholder action under Delaware law. Accordingly, we believe the Proposal may also be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(1).

V. Conclusion.

The most striking feature of the Proponent's proposal is that it is wholly unnecessary to achieve the Proponent's stated goal: to prevent the Board from maintaining a rights plan in the face of a determined, would-be acquiror ready to buy the Company. The reality is that, if the stockholders disagree with Board adoption of a Bebchuk Disfavored Plan, or with any Board decision for that matter, they can unseat the directors and elect an entirely new Board at any future annual meeting of Company stockholders.[32]

Stockholders are empowered to effect significant changes in corporate governance through their voting rights; they are not, however, entitled to use the bylaws to coerce the judgments of those directors after they are elected to office. Once elected, directors owe *all* stockholders a duty to make an informed, good faith judgment on rights plans and every other decision that comes before them. That is their job. The Proponent cannot ask the

[32] We note that, in 2005, the Board and the Company stockholders adopted an amendment to the Certificate providing for the transition of the Board from a "staggered" structure, where one-third of the directors are elected to three-year terms each year, to a non-staggered structure pursuant to which all directors are elected to one-year terms at each annual meeting. We understand that, at the upcoming 2007 Annual Meeting, all but one director will stand for election to one-year terms. At and after the 2008 Annual Meeting, all directors will be elected to one-year terms. *See* Certificate, Article EIGHTH.

stockholders to adopt a bylaw that would enable stockholders to revoke the directors' compensation for doing that job.

For the foregoing reasons, it is our opinion that the Proposal, if implemented, would violate Delaware law and is therefore not a proper subject for action by the Company stockholders..

Very truly yours,

Morris Nichols Arsht & Tunnell LLP

633052

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:33 AM 05/18/2006
FILED 09:33 AM 05/18/2006
SRV 060472232 - 3344350 FILE

RESTATED CERTIFICATE OF INCORPORATION

OF

NORTHROP GRUMMAN CORPORATION

(Originally incorporated on January 16, 2001
under the name NNG, Inc.)

FIRST: The name of the corporation is Northrop Grumman Corporation (the "Corporation").

SECOND: The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name and address of the Corporation's registered agent in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, State of Delaware 19801.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware.

FOURTH: 1. The total number of shares of stock which the Corporation shall have authority to issue is Eight Hundred Ten Million (810,000,000), consisting of Eight Hundred Million (800,000,000) shares of Common Stock, par value One Dollar ($1.00) per share (the "Common Stock"), and Ten Million (10,000,000) shares of Preferred Stock, par value One Dollar ($1.00) per share (the "Preferred Stock").

2. Shares of Preferred Stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by resolution of the Board of Directors of the Corporation (the "Board of Directors") prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution providing for the issuance of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware. The Board of Directors is further authorized to increase or decrease (but not below the number of shares of such class or series then outstanding) the number of shares of any class or series subsequent to the issuance of shares of that class or series.

Pursuant to the authority conferred by this Article Fourth, the following series of Preferred Stock has been designated, such series consisting of such number of shares, with such voting powers and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions therefor as are stated and expressed in the exhibit with respect to such series attached hereto as specified below and incorporated herein by reference:

Exhibit 1: Series B Convertible Preferred Stock

FIFTH: In furtherance and not in limitation of the powers conferred by statute and subject to Article Sixth hereof, the Board of Directors is expressly authorized to adopt, repeal, rescind, alter or amend in any respect the bylaws of the Corporation (the "Bylaws").

SIXTH: Notwithstanding Article Fifth hereof, the Bylaws may be adopted, repealed, rescinded, altered or amended in any respect by the stockholders of the Corporation, but only by the affirmative vote of the holders of not less than a majority of the voting power of all outstanding shares of capital stock entitled to vote thereon, voting as a single class, and by the holders of any one or more classes or series of capital stock entitled to vote thereon as a separate class pursuant to one or more resolutions adopted by the Board of Directors in accordance with Section 2 of Article Fourth hereof.

SEVENTH: The business and affairs of the Corporation shall be managed by and under the direction of the Board of Directors. Except as may otherwise be provided pursuant to Section 2 of Article Fourth hereof in connection with rights to elect additional directors under specified circumstances which may be granted to the holders of any class or series of Preferred Stock, the exact number of directors of the Corporation shall be determined from time to time by a Bylaw or amendment thereto.

EIGHTH: Until the 2008 annual meeting of stockholders, the Board of Directors shall be and is divided into three classes, Class I, Class II and Class III. The number of authorized directors in each class shall be the whole number contained in the quotient obtained by dividing the authorized number of directors by three. If a fraction is also contained in such quotient, then additional directors shall be apportioned as follows: if such fraction is one-third, the additional director shall be a member of Class I; and if such fraction is two-thirds, one of the additional directors shall be a member of Class I and the other shall be a member of Class II. The directors elected to Class III in 2003 shall serve for a term ending on the date of the annual meeting held in calendar year 2006, the directors elected to Class I in 2004 shall serve for a term ending on the date of the annual meeting held in calendar year 2007 and the directors elected to Class II in 2005 shall serve for a term ending on the date of the annual meeting held in calendar year 2008. The term of each director elected after the 2005 annual meeting shall end at the first annual meeting following his or her election. Commencing with the annual meeting in 2008, the classification of the Board of Directors shall terminate, and all directors shall be of one class and shall serve for a term ending at the annual meeting following the annual meeting at which the director was elected.

Notwithstanding the foregoing provisions of this Article Eighth: each director shall serve until his successor is elected and qualified or until his death, resignation or removal; no decrease in the authorized number of directors shall shorten the term of any incumbent director, and additional directors, elected pursuant to Section 2 of Article Fourth hereof in connection with rights to elect such additional directors under specified circumstances which may be granted to the holders of any class or series of Preferred Stock, shall not be included in any class, but shall serve for such term or terms and pursuant to such other provisions as are specified in the resolution of the Board of Directors establishing such class or series.

NINTH: Except as may otherwise be provided pursuant to Section 2 of Article Fourth hereof in connection with rights to elect additional directors under specified circumstances which may be granted to the holders of any class or series of Preferred Stock, newly created directorships resulting from any increase in the number of directors, or any vacancies on the Board of Directors resulting from death, resignation, removal or other causes, shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for a term that shall end at the first annual meeting following his or her election and until such director's successor shall have been elected and qualified or until such director's death, resignation or removal, whichever first occurs.

TENTH: Any director serving during his or her three-year term of office pursuant to the classification of the Board of Directors provided for in Article Eighth shall be removed only for cause.

ELEVENTH: Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual meeting or at a special meeting of stockholders of the Corporation, unless the Board of Directors authorizes such action to be taken by the written consent of the holders of outstanding shares of capital stock having not less than the minimum voting power that would be necessary to authorize or take such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted, provided all other requirements of applicable law and this Restated Certificate of Incorporation have been satisfied.

TWELFTH: Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by a majority of the Board of Directors or by the Chairman of the Board. Special meetings may not be called by any other person or persons. Each special meeting shall be held at such date and time as is requested by the person or persons calling the meeting, within the limits fixed by law.

THIRTEENTH: Meetings of stockholders of the Corporation may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision of applicable law) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws.

FOURTEENTH: The Corporation reserves the right to adopt, repeal, rescind, alter or amend in any respect any provision contained in this Restated Certificate of Incorporation in the manner now or hereafter prescribed by applicable law, and all rights conferred on stockholders herein are granted subject to this reservation.

FIFTEENTH: A director of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or to its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives any improper personal benefit. If, after approval of this Article by the stockholders of the Corporation, the General Corporation Law of the State of Delaware is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.

Any repeal or modification of this Article by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation which restates and integrates and further amends the provisions of the Restated Certificate of Incorporation of this Corporation, and which has been duly adopted in accordance with Sections 242 and 245 of the Delaware General Corporation Law, has been executed by its duly authorized officer as of May 17, 2006.

NORTHROP GRUMMAN CORPORATION

By: ______________________________
John H. Mullan
Corporate Vice President and Secretary

EXHIBIT 1

SERIES B CONVERTIBLE PREFERRED STOCK

Section 1. *Designation and Amount.* The shares of such series shall be designated as the "Series B Convertible Preferred Stock" (the "Series B Convertible Preferred Stock") and the number of shares constituting such series shall be 3,500,000.

Section 2. *Dividends.* The holders of shares of Series B Convertible Preferred Stock shall be entitled to receive cumulative cash dividends when, as and if declared by the Board of Directors out of any funds legally available therefor, at the rate per year herein specified, payable quarterly at the rate of one-fourth of such amount on the fifteenth day (or, if such day is not a business day, on the first business day thereafter) of January, April, July and October in each year. The rate of dividends shall initially be $7.00 per year per share. Thereafter, the rate of dividends shall be increased to $9.00 per share per year after the October 2001 dividend payment date if the stockholders of the Corporation shall not have, prior to that time, approved the issuance of all Common Stock issuable upon conversion of the Series B Convertible Preferred Stock. The rate of dividends shall be decreased to $7.00 per share after the first quarterly dividend payment date after Stockholder Approval is obtained. Cash dividends upon the Series B Convertible Preferred Stock shall commence to accrue and shall be cumulative from the date of issuance.

If the dividend for any dividend period shall not have been paid or set apart in full for the Series B Convertible Preferred Stock, the deficiency shall be fully paid or set apart for payment before (i) any distributions or dividends, other than distributions or dividends paid in stock ranking junior to the Series B Convertible Preferred Stock as to dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Corporation, shall be paid upon or set apart for Common Stock or stock of any other class or series of Preferred Stock ranking junior to the Series B Convertible Preferred Stock as to dividends, redemption payments or rights upon liquidation, dissolution or winding up of the Corporation; and (ii) any Common Stock or shares of Preferred Stock of any class or series ranking junior to the Series B Convertible Preferred Stock as to dividends, redemption payments or rights upon liquidation, dissolution or winding up of the Corporation shall be redeemed, repurchased or otherwise acquired for any consideration other than stock ranking junior to the Series B Preferred Stock as to dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Corporation. No distribution or dividend shall be paid upon, or declared and set apart for, any shares of Preferred Stock ranking on a parity with the Series B Convertible Preferred Stock as to dividends, redemption payments or rights upon liquidation, dissolution or winding up of the Corporation for any dividend period unless at the same time a like proportionate distribution or dividend for the same or similar dividend period, ratably in proportion to the respective annual dividends fixed therefor, shall be paid upon or declared and set apart for all shares of Preferred Stock of all series so ranking then outstanding and entitled to receive such dividend.

Section 3. *Voting Rights.* Except as provided herein or as may otherwise be required by law, the holders of shares of Series B Convertible Preferred Stock shall not be entitled to any voting rights as stockholders with respect to such shares.

(a) So long as any shares of Series B Convertible Preferred Stock shall be outstanding, the Corporation shall not, without the affirmative vote of the holders of at least two-thirds of the aggregate number of shares of Series B Convertible Preferred Stock at the time outstanding, by an amendment to the Restated Certificate of Incorporation, by merger or consolidation, or in any other manner:

(i) authorize any class or series of stock ranking prior to the Series B Convertible Preferred Stock as to dividends, redemption payments or rights upon liquidation, dissolution or winding up of the Corporation;

(ii) alter or change the preferences, special rights, or powers given to the Series B Convertible Preferred Stock so as to affect such class of stock adversely, but nothing in this clause (ii) shall require such a class vote (x) in connection with any increase in the total number of authorized shares of Common Stock or Preferred Stock; (y) in connection with the authorization or increase in the total number of authorized shares of any class of stock ranking on a parity with the Series B Convertible Preferred Stock; or (z) in connection with the fixing of any of the particulars of shares of any other series of Preferred Stock ranking on a parity with the Series B Convertible Preferred Stock that may be fixed by the Board of Directors as provided in Article FOURTH of the Certificate of Incorporation; or

(iii) directly or indirectly purchase or redeem less than all of the Series B Convertible Preferred Stock at the time outstanding unless the full dividends to which all shares of the Series B Convertible Preferred Stock then outstanding shall then be entitled shall have been paid or declared and a sum sufficient for the payment thereof set apart.

(b) If and whenever accrued dividends on the Series B Convertible Preferred Stock shall not have been paid or declared and a sum sufficient for the payment thereof set aside for six quarterly dividend periods (whether or not consecutive), then and in such event, the holders of the Series B Convertible Preferred Stock, voting separately as a class, shall be entitled to elect two directors at any annual meeting of the stockholders or any special meeting held in place thereof, or at a special meeting of the holders of the Series B Convertible Preferred Stock called as hereinafter provided. Such right of the holders of the Series B Convertible Preferred Stock to elect two directors may be exercised until the dividends in default on the Series B Convertible Preferred Stock shall have been paid in full or funds sufficient therefor set aside; and when so paid or provided for, then the right of the holders of the Series B Convertible Preferred Stock to elect such number of directors shall cease, but subject always to the same provisions for the vesting of such voting rights in the case of any such future default or defaults. At any time after such voting power shall have so vested in the holders of the Series B Convertible Preferred Stock, the Secretary of the Corporation may, and upon the written request of the holders of record of ten percent (10%) or more in amount of the Series B Convertible Preferred Stock then outstanding addressed to him at the principal executive office of the Corporation shall, call a special meeting of the holders of the Series B Convertible Preferred Stock for the election of the directors to be elected by them as hereinafter provided, to be held within sixty (60) days after delivery of such request and at the place and upon the notice provided by law and in the bylaws of the Corporation for the holding of meetings of stockholders; provided, however, that the Secretary shall not be required to call such special meeting in the case of any such request received less than ninety (90) days before the date fixed for the next ensuing annual meeting of stockholders. If at any such annual or special meeting or any adjournment thereof the holders of at least a majority of the Series B Convertible Preferred Stock then outstanding and entitled to vote thereat shall be present or represented by proxy, then, by vote of the holders of at least a majority of the Series B Convertible Preferred Stock present or so represented at such meeting, the then authorized number of directors of the Corporation shall be increased by two, and the holders of the Series B Convertible Preferred Stock shall be entitled to elect the additional directors so provided for. The directors so elected shall serve until the next annual meeting or until their respective successors shall be elected and shall qualify; provided, however, that whenever the holders of the Series B Convertible Preferred Stock shall be divested of voting power as above provided, the terms of office of all persons elected as directors by the holders of the Series B Convertible Preferred Stock as a class shall forthwith terminate and the number of the Board of Directors shall be reduced accordingly.

(c) If, during any interval between any special meeting of the holders of the Series B Convertible Preferred Stock for the election of directors to be elected by them as provided in this Section 3 and the next ensuing annual meeting of stockholders, or between annual meetings of stockholders for the election of directors, and while the holders of the Series B Convertible Preferred Stock shall be entitled to elect two directors, the number of directors who have been elected by the holders of the Series B Convertible Preferred Stock shall, by reason of resignation, death, or removal, be less than the total number of directors subject to election by the holders of the Series B Convertible Preferred Stock, (i) the vacancy or vacancies in the directors elected by the holders of the Series B Convertible Preferred Stock shall be filled by the remaining director then in office, if any, who was elected by the holders of the Series B Convertible Preferred Stock, although less than a quorum, and (ii) if not so filled within sixty (60) days after the creation thereof, the Secretary of the Corporation shall call a special meeting of the holders of the Series B Convertible Preferred Stock and such vacancy or vacancies shall be filled at such special meeting. Any director elected to fill any such vacancy by the remaining director then in office may be removed from office by vote of the holders of a majority of the shares of the Series B Convertible Preferred Stock. A special meeting of the holders of the Series B Convertible Preferred Stock may be called by a majority vote of the Board of Directors for the purpose of removing such director. The Secretary of the Corporation shall, in any event, within ten (10) days after delivery to the Corporation at its principal office of a request to such effect signed by the holders of at least ten percent (10%) of the outstanding shares of the Series B Convertible Preferred Stock, call a special meeting for such purpose to be held within sixty (60) days after delivery of such request; provided, however, that the Secretary shall not be required to call such a special meeting in the case of any such request received less than ninety (90) days before the date fixed for the next ensuing annual meeting of stockholders.

Section 4. *Redemption.*

(a) Shares of Series B Convertible Preferred Stock shall not be redeemable except as follows:

(i) All, but not less than all, of the shares of Series B Convertible Preferred Stock shall be redeemed for cash in an amount equal to (X) if prior to Stockholder Approval, the greater of (a) the Liquidation Value plus all accrued and unpaid dividends with respect to such shares, whether or not declared, and (b) the Current Market Price of the number of shares of Common Stock which would be issued to such holders if all shares of Series B Convertible Preferred Stock were converted into Common Stock on the Redemption Date pursuant to Section 8; and (Y) after Stockholder Approval, the Liquidation Value plus all dividends with respect to such shares, whether or not declared, accrued and unpaid as of the Redemption Date, as defined below, on the first day after the twentieth anniversary of the initial issuance of the Series B Convertible Preferred Stock.

(ii) All, but not less than all, of the shares of Series B Convertible Preferred Stock may be redeemed at the option of the Corporation at any time after the seventh anniversary of the initial issuance of the Series B Convertible Preferred Stock. Any redemption pursuant to this clause (ii) shall be solely for Common Stock of the Corporation and at the Redemption Date each holder of shares of Series B Convertible Preferred Stock shall be entitled to receive, in exchange and upon surrender of the certificate therefor, that number of fully paid and nonassessable shares of Common Stock determined by dividing (X) if prior to Stockholder Approval, the greater of (a) the Liquidation Value plus all accrued and unpaid dividends with respect to such shares, whether or not declared, and (b) the Current Market Price of the number of shares of Common Stock which would be issued if all shares of Series B Convertible Preferred Stock were converted into Common Stock pursuant to Section 8 on the Redemption Date; or (Y) if after Stockholder Approval, the Liquidation Value plus all accrued and unpaid dividends with respect to such shares, whether or not declared thereon to the Redemption Date, by (Z) the Current Market Price of the Common Stock as of the Redemption Date; provided, however, that if prior to the Redemption Date there shall have occurred a Transaction, as defined in Section 8(b)(iii), the consideration deliverable in any such exchange shall be the Alternate Consideration as provided in Section 12.

(b) Notice of every mandatory or optional redemption shall be mailed at least thirty (30) days but not more than fifty (50) days prior to the Redemption Date to the holders of record of the shares of Series B Convertible Preferred Stock so to be redeemed at their respective addresses as they appear upon the books of the Corporation. Each such notice shall specify the date on which such redemption shall be effective (the "Redemption Date"), the redemption price or manner of calculating the redemption price and the place where certificates for the Series B Convertible Preferred Stock are to be surrendered for cancellation.

(c) On the date that redemption is being made pursuant to paragraph (a) of this Section 4, the Corporation shall deposit for the benefit of the holders of shares of Series B Convertible Preferred Stock the funds, or stock certificates for Common Stock, necessary for such redemption with a bank or trust company in the Borough of Manhattan, the City of New York, having a capital and surplus of at least $1,000,000,000. Dividends paid on Common Stock held for the benefit of the holders of shares of Series B Convertible Preferred Stock hereunder shall be held for the benefit of such holders and paid over, without interest, on surrender of certificates for the Series B Convertible Preferred Stock. Any monies or stock certificates so deposited by the Corporation and unclaimed at the end of one year from the Redemption Date shall revert to the Corporation. After such reversion, any such bank or trust company shall, upon demand, pay over to the Corporation such unclaimed amounts or deliver such stock certificates and thereupon such bank or trust company shall be relieved of all responsibility in respect thereof and any holder of shares of Series B Convertible Preferred Stock shall look only to the Corporation for the payment of the redemption price. Any interest accrued on funds deposited pursuant to this paragraph (c) shall be paid from time to time to the Corporation for its own account.

(d) Upon the deposit of funds or certificates for Common Stock pursuant to paragraph (c) in respect of shares of Series B Convertible Preferred Stock being redeemed pursuant to paragraph (a) of this Section 4, notwithstanding that any certificates for such shares shall not have been surrendered for cancellation, the shares represented thereby shall on and after the Redemption Date no longer be deemed outstanding, and all rights of the holders of shares of Series B Convertible Preferred Stock shall cease and terminate, excepting only the right to receive the redemption price therefor. Nothing in this Section 4 shall limit the right of a holder to convert shares of Series B Convertible Preferred Stock pursuant to Section 8 at any time prior to the Redemption Date, even if such shares have been called for redemption pursuant to Section 4(a).

(e) In connection with any redemption pursuant to clause (ii) of paragraph (a) of this Section 4, no fraction of a share of common stock shall be issued, but in lieu thereof the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Current Market Price per share of Common Stock on the Redemption Date.

Section 5. *Fundamental Change in Control.*

(a) Not later than 10 business days following a Fundamental Change in Control, as defined below, the Corporation shall mail notice to the holders of Series B Convertible Preferred Stock stating that a Fundamental Change in Control has occurred and advising such holders of their right to exchange (the "Exchange Right") any and all shares of Series B Convertible Preferred Stock for shares of Common Stock as provided herein; provided, however, that if prior to the Exchange Date (as defined below) there shall have occurred a Transaction, as defined in Section 8(b)(iii), the consideration deliverable in any such exchange shall be the Alternate Consideration as provided in Section 12. Such notice shall state: (i) the date on which such exchanges shall be effective (the "Exchange Date"), which shall be the 21st business day from the date of giving such notice; (ii) the number of shares of Common Stock (or Alternate Consideration) for which each share of Series B Convertible Preferred Stock may be exchanged; and (iii) the method by which each holder may give notice of its exercise of the Exchange Right; and (iv) the method and place for delivery of certificates for Series B Convertible Preferred Stock in connection with exchanges pursuant hereto. For a period of twenty (20) business days following the notice provided herein, each holder of Series B Convertible Preferred Stock may exercise the Exchange Right as provided herein.

(b) Pursuant to the Exchange Right, each share of Series B Convertible Preferred Stock shall be exchanged for that number of shares of Common Stock determined by dividing an amount equal to (X) if prior to Stockholder Approval, the greater of (a) the Liquidation Value plus all dividends accrued and unpaid with respect to such share as of the Exchange Date, whether or not declared, and (b) the Current Market Price of the number of shares of Common Stock which would be issued if such share of Series B Convertible Preferred Stock were converted into Common Stock pursuant to Section 8 on the Exchange Date; or (Y) if after Stockholder Approval, the Liquidation Value plus all dividends accrued and unpaid with respect to such share as of the Exchange Date, whether or not declared, in each case by the Current Market Price per share of Common Stock as of the Exchange Date.

(c) The holder of any share of Series B Convertible Preferred Stock may exercise the Exchange Right by surrendering for such purpose to the Corporation, at its principal office or at such other office or agency maintained by the Corporation for that purpose, a certificate or certificates representing the shares of Series B Convertible Preferred Stock to be exchanged accompanied by a written notice stating that such holder elects to exercise the Exchange Right as to all or a specified number of such shares in accordance with this Section 5 and specifying the name or names in which such holder wishes the certificate or certificates for shares of Common Stock to which such holder is entitled to be issued and such other customary documents as are necessary to effect the exchange. In case such notice shall specify a name or names other than that of such holder, such notice shall be accompanied by payment of all transfer taxes payable upon the issuance in such name or names of shares of Common Stock to which such holder has become entitled. Other than such taxes, the Corporation will pay any and all issue and other taxes (other than taxes based on income) that may be payable in respect of any issue or delivery of shares of Common Stock to which such holder has become entitled on exchange of shares of Series B Convertible Preferred Stock pursuant hereto. As promptly as practicable, and in any event within five (5) business days after the surrender of such certificate or certificates and the receipt of such notice relating thereto and, if applicable, payment of all transfer taxes (or the demonstration to the satisfaction of the Corporation that such taxes have been paid), the Corporation shall deliver or cause to be delivered certificates representing the number of validly issued, fully paid and nonassessable shares of Common Stock to which the holder of shares of Series B Convertible Preferred Stock so exchanged shall be entitled.

(d) From and after the Exchange Date, a holder of shares of Series B Convertible Preferred Stock who has elected to exchange such shares for Common Stock as herein provided shall have no voting or other rights with respect to the shares of Series B Convertible Preferred Stock subject thereto, other than the right to receive the Common Stock provided herein upon delivery of the certificate or certificates evidencing shares of Series B Convertible Preferred Stock.

(e) In connection with the exchange of any shares of Series B Convertible Preferred Stock, no fraction of a share of Common Stock shall be issued, but in lieu thereof the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Current Market Price per share of Common Stock on the Exchange Date.

(f) The Corporation shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of the Exchange Rights provided herein, such number of shares of Common Stock as shall from time to time be sufficient to effect the exchange provided herein. The Corporation shall from time to time, in accordance with the laws of Delaware, increase the authorized amount of Common Stock if at any time the number of authorized shares of Common Stock remaining unissued shall not be sufficient to permit the exchange of all then outstanding shares of Series B Convertible Preferred Stock.

(g) As used herein, the term "Fundamental Change in Control" shall mean any merger, consolidation, sale of all or substantially all of the Corporation's assets, liquidation or recapitalization (other than solely a change in the par value of equity securities) of the Common Stock in which more than one-third of the previously outstanding Common Stock shall be changed into or exchanged for cash, property or securities other than capital stock of the Corporation or another corporation ("Non Stock Consideration"). For purposes of the preceding sentence, any transaction in which shares of Common Stock shall be changed into or exchanged for a combination of Non Stock Consideration and capital stock of the

Corporation or another corporation shall be deemed to have involved the exchange of a number of shares of Common Stock for Non Stock Consideration equal to the total number of shares exchanged multiplied by a fraction in which the numerator is the Fair Market Value of the Non Stock Consideration and the denominator is the Fair Market Value of the total consideration in such exchange, each as determined by a resolution of the Board of Directors of the Corporation.

Section 6. *Reacquired Shares.* Any shares of Series B Convertible Preferred Stock converted, redeemed, exchanged, purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation, and upon the filing of an appropriate certificate with the Secretary of State of the State of Delaware, become authorized but unissued shares of Preferred Stock, par value $1.00 per share, of the Corporation and may be reissued as part of another series of Preferred Stock, par value $1.00 per share, of the Corporation subject to the conditions or restrictions on issuance set forth herein.

Section 7. *Liquidation, Dissolution or Winding Up.*

(a) Except as provided in paragraph (b) of this Section 7, upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, no distribution shall be made (i) to the holders of shares of capital stock of the Corporation ranking junior as to dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Corporation to the Series B Convertible Preferred Stock unless, prior thereto, the holders of shares of Series B Convertible Preferred Stock shall have received (X) if prior to Stockholder Approval, the greater of (a) the Liquidation Value plus all accrued and unpaid dividends with respect to such shares, whether or not declared, and (b) the amount which would be distributed to such holders if all shares of Series B Convertible Preferred Stock had been converted into Common Stock pursuant to Section 8; and (Y) after Stockholder Approval, the Liquidation Value plus all accrued and unpaid dividends with respect to such shares, whether or not declared or (ii) to the holders of shares of capital stock ranking on a parity with the Series B Convertible Preferred Stock as to dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Corporation, except distributions made ratably on the Series B Convertible Preferred Stock and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up. The Liquidation Value shall be $100.00 per share.

(b) If the Corporation shall commence a voluntary case under the Federal bankruptcy laws or any other applicable Federal or State bankruptcy, insolvency or similar law, or consent to the entry of an order for relief in an involuntary case under any such law or to the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or make an assignment for the benefit of its creditors, or admit in writing its inability to pay its debts generally as they become due, or if a decree or order for relief in respect of the Corporation shall be entered by a court having jurisdiction in the premises in an involuntary case under the Federal bankruptcy laws or any other applicable Federal or State bankruptcy, insolvency or similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and on account of any such event the Corporation shall liquidate, dissolve or wind up, no distribution shall be made (i) to the holders of shares of capital stock of the Corporation ranking junior to the Series B Convertible Preferred Stock as to dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Corporation unless, prior thereto, the holders of shares of Series B Convertible Preferred Stock shall have received (X) if prior to Stockholder Approval, the greater of (a) the Liquidation Value plus all accrued and unpaid dividends with respect to such shares, whether or not declared, and (b) the amount which would be distributed to such holders if all shares of Series B Convertible Preferred Stock had been converted into Common Stock pursuant to Section 8; and (Y) after Stockholder Approval, the Liquidation Value plus all accrued and unpaid dividends with respect to such shares, whether or not declared, or (ii) to the holders of shares of capital stock ranking on a parity with the Series B Convertible Preferred Stock as to dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Corporation, except distributions made ratably on the Series B Convertible Preferred Stock and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up.

(c) Neither the consolidation, merger or other business combination of the Corporation with or into any other Person or Persons nor the sale of all or substantially all of the assets of the Corporation shall be deemed to be a liquidation, dissolution or winding up of the Corporation for purposes of this Section 7.

Section 8. *Conversion.* Subject to the condition that the Stockholder Approval shall first have been obtained, each share of Series B Convertible Preferred Stock shall be convertible, at any time, at the option of the holder thereof into the right to receive shares of Common Stock, on the terms and conditions set forth in this Section 8.

(a) Subject to the provisions for adjustment hereinafter set forth, each share of Series B Convertible Preferred Stock shall be converted into the right to receive a number of fully paid and nonassessable shares of Common Stock, which shall be equal to the Liquidation Value divided by the Conversion Price, as herein defined. Initially the Conversion Price shall be 127% of $86.42. The Conversion Price shall be subject to adjustment as provided in this Section 8.

(b) The Conversion Price shall be subject to adjustment from time to time as follows:

(i) In case the Corporation shall at any time or from time to time declare a dividend, or make a distribution, on the outstanding shares of Common Stock in shares of Common Stock or subdivide or reclassify the outstanding shares of Common Stock into a greater number of shares or combine or reclassify the outstanding shares of Common Stock into a smaller number of shares of Common Stock, or shall declare, order, pay or make a dividend or other distribution on any other class or series of capital stock, which dividend or distribution includes Common Stock then, and in each such case, the Conversion Price shall be adjusted to equal the number determined by multiplying (A) the Conversion Price immediately prior to such adjustment by (B) a fraction, the denominator of which shall be the number of shares of Common Stock outstanding immediately after such dividend, distribution, subdivision or reclassification, and the numerator of which shall be the number of shares of Common Stock outstanding immediately before such dividend, distribution, subdivision or reclassification. An adjustment made pursuant to this clause (i) shall become effective (A) in the case of any such dividend or distribution, immediately after the close of business on the record date for the determination of holders of shares of Common Stock entitled to receive such dividend or distribution, or (B) in the case of any such subdivision, reclassification or combination, at the close of business on the day upon which such corporate action becomes effective.

(ii) In case the Corporation shall at any time or from time to time declare, order, pay or make a dividend or other distribution (including, without limitation, any distribution of stock, evidences of indebtedness or other securities, cash or other property or rights or warrants to subscribe for securities of the Corporation or any of its Subsidiaries by way of distribution, dividend or spinoff, but excluding regular ordinary cash dividends as may be declared from time to time by the Corporation) on its Common Stock, other than a distribution or dividend of shares of Common Stock that is referred to in clause (i) of this paragraph (b), then, and in each such case, the Conversion Price shall be adjusted to equal the number determined by multiplying (A) the Conversion Price immediately prior to the record date fixed for the determination of stockholders entitled to receive such dividend or distribution by (B) a fraction, the denominator of which shall be the Current Market Price per share of Common Stock on the last Trading Day on which purchasers of Common Stock in regular way trading would be entitled to receive such dividend or distribution and the numerator of which shall be the Current Market Price per share of Common Stock on the first Trading Day on which purchasers of Common Stock in regular way trading would not be entitled to receive such dividend or distribution (the "Ex-dividend Date"); provided that the fraction determined by the foregoing clause (B) shall not be greater than 1. An adjustment made pursuant to this clause (ii) shall be effective at the close of business on the Ex-dividend Date. If the Corporation completes a tender offer or otherwise repurchases shares of Common Stock in a single transaction or a related series of transactions, provided such tender offer or offer to repurchase is open to all or substantially all holders of Common Stock (not including open market or other selective repurchase programs), the Conversion Price shall be adjusted as though (A) the Corporation had effected a reverse split of the Common Stock to reduce the number of shares of Common Stock outstanding from (x) the number outstanding immediately prior to the completion of the tender offer or the first repurchase for which the adjustment is being made to (y) the number outstanding immediately after the completion of the tender offer or the last repurchase for which the adjustment is being made and (B) the Corporation had paid a dividend on the Common Stock outstanding immediately after completion of the tender offer or the last repurchase for which the adjustment is being made in an aggregate amount equal to the aggregate consideration paid by the Corporation pursuant to the tender offer or the repurchases for which the adjustment is being made (the "Aggregate Consideration"); provided that in no event shall the Conversion Price be increased as a result of the foregoing adjustment. In applying the first two sentences of this Section 8(b)(ii) to the event described in clause (B) of the preceding sentence, the Current Market Price of the Common Stock on the date immediately following the closing of any such tender offer or on the date of the last repurchase shall be taken as the value of the Common Stock on the Ex-dividend Date, and the value of the Common Stock on the day preceding the Ex-dividend Date shall be assumed to be equal to the sum of (x) the value on the Ex-dividend Date and (y) the per share amount of the dividend described in such clause (B) computed by dividing the Aggregate Consideration by the number of shares of Common Stock outstanding after the completion of such tender offer or repurchase. In the event that any of the consideration paid by the Corporation in any tender offer or repurchase to which this Section 8(b)(ii) applies is in a form other than cash, the value of such consideration shall be determined by an independent investment banking firm of nationally recognized standing to be selected by the Board of Directors of the Corporation.

(iii) In case at any time the Corporation shall be a party to any transaction (including, without limitation, a merger, consolidation, sale of all or substantially all of the Corporation's assets, liquidation or recapitalization (other than solely a change in the par value of equity securities) of the Common Stock and excluding any transaction to which clause (i) or (ii) of this paragraph (b) applies) in which the previously outstanding Common Stock shall be changed into or exchanged for different securities of the Corporation or common stock or other securities of another corporation or interests in a noncorporate entity or other property (including cash) or any combination of any of the foregoing (each such transaction being herein called the "Transaction"), then each share of Series B Convertible Preferred Stock then outstanding shall thereafter be convertible into, in lieu of the Common Stock issuable upon such conversion prior to consummation of such Transaction, the kind and amount of shares of stock and other securities and property receivable (including cash) upon the consummation of such Transaction by a holder of that number of shares of Common Stock into which one share of Series B Convertible Preferred Stock would have been convertible (without giving effect to any restriction on convertibility) immediately prior to such Transaction including, on a pro rata basis, the cash, securities or property received by holders of Common Stock in any such transaction. The Corporation shall not be a party to a Transaction that does not expressly contemplate and provide for the foregoing.

(iv) If any event occurs as to which the foregoing provisions of this Section 8(b) are not strictly applicable but the failure to make any adjustment to the Conversion Price or other conversion mechanics would not fully and equitably protect the conversion rights of the Series B Preferred Stock in accordance with the essential intent and principles of such provisions, then in each such case the Board of Directors of the Corporation shall make such appropriate adjustments to the Conversion Price or other conversion mechanics (on a basis consistent with the essential intent and principles established in this Section 8) as may be necessary to fully and equitably preserve, without dilution or diminution, the conversion rights of the Series B Convertible Preferred Stock.

(c) If any adjustment required pursuant to this Section 8 would result in an increase or decrease of less than 1% in the Conversion Price, the amount of any such adjustment shall be carried forward and adjustment with respect thereto shall be made at the time of and together with any subsequent adjustment, which, together with such amount and any other amount or amounts so carried forward, shall aggregate at least 1% of the Conversion Price.

(d) The Board of Directors may at its option increase the number of shares of Common Stock into which each share of Series B Convertible Preferred Stock may be converted, in addition to the adjustments required by this Section 8, as shall be determined by it (as evidenced by a resolution of the Board of Directors) to be advisable in order to avoid or diminish any income deemed to be received by any holder for federal income tax purposes of shares of Common Stock or Series B Convertible Preferred Stock resulting from any events or occurrences giving rise to adjustments pursuant to this Section 8 or from any other similar event.

(e) The holder of any shares of Series B Convertible Preferred Stock may exercise his right to receive in respect of such shares the shares of Common Stock or other property or securities, as the case may be, to which such holder is entitled by surrendering for such purpose to the Corporation, at its principal office or at such other office or agency maintained by the Corporation for that purpose, a certificate or certificates representing the shares of Series B Convertible Preferred Stock to be converted, accompanied by a written notice stating that such holder elects to convert all or a specified number of such shares in accordance with this Section 8 and specifying the name or names in which such holder wishes the certificate or certificates for shares of Common Stock or other property or securities, as the case may be, to which such holder is entitled to be issued and such other customary documents as are necessary to effect the conversion. In case such notice shall specify a name or names other than that of such holder, such notice shall be accompanied by payment of all transfer taxes payable upon the issuance in such name or names of shares of Common Stock or other property or securities, as the case may be, to which such holder has become entitled. Other than such taxes, the Corporation will pay any and all issue and other taxes (other than taxes based on income) that may be payable in respect of any issue or delivery of shares of Common Stock or such other property or securities, as the case may be, to which such holder has become entitled on conversion of Series B Convertible Preferred Stock pursuant hereto. As promptly as practicable, and in any event within five (5) business days after the surrender of such certificate or certificates and the receipt of such notice relating thereto and, if applicable, payment of all transfer taxes (or the demonstration to the satisfaction of the Corporation that such taxes have been paid), the Corporation shall deliver or cause to be delivered certificates representing the number of validly issued, fully paid and nonassessable full shares of Common Stock to which the holder of shares of Series B Convertible Preferred Stock so converted shall be entitled or such other property or assets, as the case may be, to which such holder has become entitled. The date upon which a holder delivers to the Corporation a notice of conversion and the accompanying documents referred to above is referred to herein as the "Conversion Date."

(f) From and after the Conversion Date, a holder of shares of Series B Convertible Preferred Stock shall have no voting or other rights with respect to the shares of Series B Convertible Stock subject thereto, other than the right to receive upon delivery of the certificate or certificates evidencing shares of Series B Convertible Preferred Stock as provided by paragraph 8(e), the securities or property described in this Section 8.

(g) In connection with the conversion of any shares of Series B Convertible Preferred Stock, no fraction of a share of Common Stock shall be issued, but in lieu thereof the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Current Market Price per share of Common Stock on the day on which such shares of Series B Convertible Preferred Stock are deemed to have been converted.

(h) Upon conversion of any shares of Series B Convertible Preferred Stock, if there are any accrued but unpaid dividends thereon, the Corporation shall, at its option, either pay the same in cash or deliver to the holder an additional number of fully paid and nonassessable shares of Common Stock determined by dividing the amount of such accrued and unpaid dividends by the Conversion Price.

(i) The Corporation shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of effecting the conversion of the Series

B Convertible Preferred Stock, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of Series B Convertible Preferred Stock. The Corporation shall from time to time, in accordance with the laws of Delaware, increase the authorized amount of Common Stock if at any time the number of authorized shares of Common Stock remaining unissued shall not be sufficient to permit the conversion at such time of all then outstanding shares of Series B Convertible Preferred Stock.

Section 9. *Reports as to Adjustments.* Whenever the Conversion Price is adjusted as provided in Section 8 hereof, the Corporation shall (i) promptly place on file at its principal office and at the office of each transfer agent for the Series B Convertible Preferred Stock, if any, a statement, signed by an officer of the Corporation, setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated and specifying the new Conversion Price, and (ii) promptly mail to the holders of record of the outstanding shares of Series B Convertible Preferred Stock at their respective addresses as the same shall appear in the Corporation's stock records a notice stating that the number of shares of Common Stock into which the shares of Series B Convertible Preferred Stock are convertible has been adjusted and setting forth the new Conversion Price (or describing the new stock, securities, cash or other property) as a result of such adjustment, a brief statement of the facts requiring such adjustment and the computation thereof, and when such adjustment became effective.

Section 10. *Definitions.* For the purposes of the Certificate of Designations, Preferences and Rights of Series B Convertible Redeemable Preferred Stock which embodies this resolution:

"Current Market Price" per share of Common Stock on any date for all purposes of Section 8 shall be deemed to be the closing price per share of Common Stock on the date specified. For all other purposes hereunder, "Current Market Price" on any date shall be deemed to be the average of the closing prices per share of Common Stock for the five (5) consecutive trading days ending two trading days prior to such date. The closing price for each day shall be the last sale price, regular way or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if the Common Stock is not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Common Stock is listed or admitted to trading or, if the Common Stock is not listed or admitted to trading on any national securities exchange, the last quoted sale price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ") or such other system then in use, or, if on any such date the Common Stock is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Common Stock selected by the Board of Directors. If the Common Stock is not publicly held or so listed or publicly traded, "Current Market Price" shall mean the Fair Market Value per share as determined in good faith by the Board of Directors of the Corporation.

"Fair Market Value" means the amount which a willing buyer would pay a willing seller in an arm's-length transaction as determined in good faith by the Board of Directors of the Corporation, unless otherwise provided herein.

"Person" means any individual, firm, corporation or other entity, and shall include any successor (by merger or otherwise) of such entity.

"Trading Day" means a day on which the principal national securities exchange on which the Common Stock is listed or admitted to trading is open for the transaction of business or, if the Common Stock is not listed or admitted to trading on any national securities exchange, any day other than a Saturday, Sunday, or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

Section 11. *Rank.* The Series B Convertible Preferred Stock shall, with respect to payment of dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Corporation, rank (i) prior to the Common Stock of the Corporation and any class or series of Preferred Stock which provides by its terms that it is to rank junior to the Series B Preferred Stock and (ii) on a parity with each other class or series of Preferred Stock of the Corporation.

Section 12. *Alternate Consideration.* For purposes of determining the consideration payable upon exercise of the optional redemption provided in Section 4(a)(ii) and upon the exercise of the Exchange Right provided in Section 5, if there shall have occurred a Transaction, as defined in Section 8(b)(iii), the Common Stock that would otherwise have been issued to a holder of Series B Convertible Preferred Stock for each share of Series B Convertible Preferred Stock pursuant to Section 4(a)(ii) or Section 5, as applicable, shall be deemed to instead be the kind and amount of shares of stock or other securities and property receivable (including cash) upon consummation of such Transaction (the "Alternate Consideration") in respect of the Common Stock that would result in the Fair Market Value of such Alternate Consideration, measured as of the Redemption Date or Exchange Date, as applicable, being equal to (X) if prior to Stockholder Approval, the greater of (a) the Liquidation Value plus all dividends accrued and unpaid with respect to such share of Series B Convertible Preferred Stock, whether or not declared, measured as of the Redemption Date or the Exchange Date, as applicable, and (b) the Fair Market Value of the kind and amount of shares of stock and other securities and property receivable (including cash) pursuant to Section 8(b)(iii) which would have been issued if such share of Series B Convertible Preferred Stock had been converted pursuant to Section 8 immediately prior to the consummation of the Transaction; or (Y) if after Stockholder Approval, the Liquidation Value plus all dividends accrued and unpaid with respect to such share of Series B Convertible Preferred Stock, whether or not declared, measured as of the Redemption Date or Exchange Date, as applicable. In the event the subject Transaction provides for an election of the consideration to be received in respect of the Common Stock, then each holder of Series B Convertible Preferred Stock shall be entitled to make a similar election with respect to the Alternate Consideration to be received by it under Section 4(a)(ii) or Section 5, as applicable. Any determination of the Fair Market Value of any Alternate Consideration (other than cash) shall be determined by an independent investment banking firm of nationally recognized standing selected by the Board of Directors of the Corporation. The Fair Market Value of any Alternate Consideration that is listed on any national securities exchange or traded on the NASDAQ National Market shall be deemed to be the Current Market Price of such Alternate Consideration.

506730

Fried, Frank, Harris, Shriver & Jacobson LLP

1001 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: +1.202.639.7000
Fax: +1.202.639.7003
www.friedfrank.com



Direct Line: 202-639-7484
Fax: 202-639-7003

March 16, 2007

Ted Yu
Chief Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Northrop Grumman Corporation – Withdrawal of the No-Action Request for the Shareholder Proposal Submitted by Lucian Bebchuk

Dear Mr. Yu:

As special counsel for Northrop Grumman Corporation (the "Company"), we are writing to withdraw our no-action request submitted on January 12, 2007 regarding a shareholder proposal submitted by Lucian Bebchuk. In light of Mr. Bebchuk's decision to withdraw his proposal (the "Proposal") submitted to the Company on December 12, 2006, the Proposal will be omitted from the Company's 2007 proxy materials. The withdrawal letter from Lucian Bebchuk is attached hereto as Exhibit A. If you have any questions regarding this matter or require additional information, please contact the undersigned at 202-639-7484.

Respectfully submitted,

Anuja A. Majmudar

Anuja Athani Majmudar
FRIED, FRANK, HARRIS, SHRIVER & JACOBSON

Attachment (Exhibit A)
cc: Lucian Bebchuk; Michael J. Barry, Esq.

EXHIBIT A

Withdrawal of Proposal by Lucian Bebchuk

GRANT & EISENHOFER, P.A.

1201 N. MARKET STREET • 21st FLOOR • WILMINGTON, DELAWARE 19801

302-622-7000 • FAX: 302-622-7100

Feb 22, 2007

FACSIMILE MESSAGE TRANSMITTAL FORM

TO	COMPANY	FAX	PHONE
Office of Chief Counsel	Securities and Exchange Commission, Division of Corporation Finance	202-772-9360	202-551-3500
James H. Schropp	Fried Frank Harris Shriver & Jacobson	202-639-7003	202-639-7000

If you experience problems with a transmission, please call (302) 622-7000 between 9:00 a.m and 9:00 p.m.

ORIGINAL will [x] follow will not [ ] follow

FROM: Michael J. Barry **Pages (including cover sheet):**

RE:



Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100
485 Rockefeller Center, 15th Floor
630 Fifth Avenue
New York, NY 10111
Tel: 646-722-8500 • Fax: 646-722-8501
www.gelaw.com
Direct Dial: 302-622-7065
Email: mbarry@gelaw.com

February 22, 2007

VIA OVERNIGHT MAIL AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Shareholder Proposal Submitted by Lucian Bebchuk for Inclusion in Northrop Grumman Corporation's 2007 Proxy Statement

Ladies and Gentlemen,

This is to inform you that our client Lucian Bebchuk has determined to withdraw his proposal submitted to Northrop Grumman Corporation ("Northrop" or the "Company") on December 12, 2006, for inclusion in the Company's proxy materials for its 2007 annual meeting of shareholders (the "Annual Meeting"), and attached as Exhibit A. A copy of Lucian Bebchuk's letter informing Northrop is attached as Exhibit B.

Sincerely,

Michael J. Barry/dwh

Michael J. Barry

Attachments (Exhibits A and B)
cc: James H. Schropp, Esq

EXHIBIT A

It is hereby RESOLVED that pursuant to Section 109 of the Delaware General Corporation Law, 8 Del C. 109, and Section 8.04 of the Corporation's Bylaws, the Corporation's Bylaws are hereby amended by adding a new Section 3 20 as follows:

Section 3.20: Stockholder Ratification Required for Certain Director Compensation.

(a) Notwithstanding any provision in these Bylaws to the contrary, if the Corporation has a stockholder rights plan that has a term exceeding one year and that has not been ratified by the stockholders, then any compensation paid to directors shall require ratification by the stockholders. The Board of Directors may authorize advancing payments to Directors prior to receiving stockholder ratification for such compensation provided that the Corporation takes reasonable steps to ensure that any payments so made be returned to the Corporation in the event that the stockholders to do not ratify such payments at or before the first annual meeting following the date any such payments are made. This provision shall not apply to any Director compensation paid pursuant to contractual agreements entered into prior to the effective date of this Bylaw.

(b) A stockholder rights plan refers in this Section to any stockholder rights plan, rights agreement or any other form of "poison pill" that is designed to or has the effect of making an acquisition of large holdings of the Corporation's shares of stock more difficult or expensive.

(c) Nothing in this Section should be construed to permit or validate decisions to adopt, retain, or extend stockholder rights plans that would otherwise be prohibited or invalid

This Bylaw Amendment shall be effective immediately and automatically as of the date it is approved by the vote of stockholders in accordance with Section 8.04 of the Company's Bylaws.

SUPPORTING STATEMENT

Statement of Professor Luçian Bebchuk: In my view, while the use of a poison pill without stockholder ratification for a short period could sometimes provide benefits to stockholders, it is generally undesirable for boards to put in place and maintain a poison pill that has a term exceeding one year without stockholder ratification. I believe that subjecting director compensation to stockholder ratification is appropriate in circumstances where the Board elects to maintain without stockholder ratification a poison pill that has a term exceeding one year This arrangement would not preclude the directors from getting appropriate or even high levels of compensation, but would only subject such compensation to stockholder ratification that I believe would be warranted in such circumstances.

Although the proposed arrangement deals with the possibility of Board use of a poison pill that has a term exceeding one year without stockholder ratification, it would in no way encourage or endorse such use. The proposed Bylaw explicitly provides that it should not be construed to permit or validate any decisions to adopt or extend poison pills that otherwise would be prohibited or invalid.

I urge you to vote "yes" to support the adoption of this proposal.

EXHIBIT B

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Telefax (617)-812-0554

February 22, 2007

VIA FACSIMILE AND OVERNIGHT MAIL

John H. Mullan
Corporate Secretary
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, CA 90067

Re: Shareholder Proposal of Lucian Bebchuk

Dear John H. Mullan,

This is to inform you that I am withdrawing my proposal submitted to Northrop Grumman Corporation (the "Company") on December 12, 2006, and attached as Exhibit A (the "Proposal"). Accordingly, I request that the Proposal not be included in the Company's proxy materials for its 2007 annual meeting of shareholders (the "Annual Meeting") and I do not intend to appear in person or by proxy at the Annual Meeting to present the Proposal.

Sincerely,



Lucian Bebchuk

Attachment (Exhibit A)
cc: James H. Schropp, Esq.

END